SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-L(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(A)

                                (AMENDMENT NO. )*

                            Front Porch Digital Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    359014107
                                 (CUSIP number)

                          Tudor Investment Corporation
  ----------------------------------------------------------------------------
                         Attn: Stephen N. Waldman, Esq.
  ----------------------------------------------------------------------------
                                1275 King Street
                               Greenwich, CT 06831
                               Tel: (203) 863-6700
       (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 18, 2004
                                 ---------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                     (Continued on the following pages)

                              (Page 1 of 21 Pages)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 2 of Pages 21
-------------------------                           ----------------------------


--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Investment Corporation
        22-2514825
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.   SHARED VOTING POWER       26,845,466 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.   SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER  26,845,466 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        26,845,466  (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
                      ---

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        21.5% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 3 of Pages 21
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Paul Tudor Jones, II

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       26,845,466 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  26,845,466 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        26,845,466  (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _X_
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        21.5% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 4 of Pages 21
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Ventures II L.P.
        06-1581871
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Cayman Islands
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       24,161,509 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  24,161,509 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        24,161,509  (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _X_
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        19.4% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 5 of Pages 21
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Ventures Group L.P.
        06-1580269
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER       24,161,509 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER  24,161,509 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        24,161,509  (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _X_
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        19.4% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 6 of Pages 21
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Ventures Group LLC
        06-1580242
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                     7.    SOLE VOTING POWER                              0
NUMBER OF SHARES    ------------------------------------------------------------
BENEFICIALLY OWNED   8.    SHARED VOTING POWER       24,161,509 (see Item 5)
BY EACH REPORTING   ------------------------------------------------------------
PERSON WITH          9.    SOLE DISPOSITIVE POWER                         0
                    ------------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER  24,161,509 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        24,161,509  (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _X_
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        19.4% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 7 of Pages 21
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        The Raptor Global Portfolio Ltd.
        98-0211544
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Cayman Islands
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
BENEFICIALLY OWNED -------------------------------------------------------------
BY EACH REPORTING   8.    SHARED VOTING POWER        2,665,826 (see Item 5)
PERSON WITH        -------------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER   2,665,826 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,665,826  (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _X_
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        2.1% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 8 of Pages 21
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        The Altar Rock Fund L.P.
        06-1558414
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group      (a)  |_|
        (See Instructions)                                    (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                    7.    SOLE VOTING POWER                              0
NUMBER OF SHARES   -------------------------------------------------------------
BENEFICIALLY OWNED  8.    SHARED VOTING POWER           18,131 (see Item 5)
BY EACH REPORTING  -------------------------------------------------------------
PERSON WITH         9.    SOLE DISPOSITIVE POWER                         0
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER      18,131 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        18,131  (see Item 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _X_
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        0.0% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 9 of Pages 21
-------------------------                           ----------------------------

ITEM 1.     SECURITY AND ISSUER

      The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of Front Porch Digital Inc., a corporation organized under the laws of the state of Nevada (the "Company"). The Company's principal offices are located at 1140 Pearl Street, Boulder, Colorado 80302

      This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.     IDENTITY AND BACKGROUND.

      This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

              (i) Tudor Investment Corporation ("TIC"), a Delaware corporation.

              (ii)   Paul Tudor Jones, II ("Jones"), a citizen of the United
       States.

              (iii) Tudor Ventures II L.P. ("TVII"), a Cayman Islands limited partnership.

              (iv) Tudor Ventures Group L.P. ("TVG LP"), a Delaware limited partnership.

              (v) Tudor Ventures Group LLC ("TVG LLC"), a Delaware limited liability company.

              (vi) The Raptor Global Portfolio Ltd. ("Raptor"), a Cayman Islands corporation

              (vii) The Altar Rock Fund L.P. ("Altar Rock" and together with TIC, Jones, TVII, TVG LP, TVG LLC, and Raptor, the "Reporting Persons" and each a "Reporting Person"), a Delaware limited partnership.

      TIC is a money management firm that provides investment advice to TVII, Raptor and Altar Rock, among others. TIC is also the sole general partner of Altar Rock.

      The principal employment of Jones is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

      TVII is an investment fund principally engaged in the business of making private equity investments. Raptor and Altar Rock are investment funds engaged in the business of making investments in equity and debt securities, including private equity securities, derivatives and other financial instruments.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 10 of Pages 21
-------------------------                           ----------------------------

      TVG LP is the general partner of TVII and TVG LLC is the general partner of TVG LP.

      The business address of TIC, Jones, TVII, TVG LP, TVG LLC, and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Raptor is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

      The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TVG LLC or Raptor is set forth on Schedule I hereto and is incorporated by reference herein.

      During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      On August 18, 2004, Front Porch Merger Corp. ("Mergersub"), a Delaware corporation and wholly-owned subsidiary of the Company, merged with and into ManagedStorage International, Inc. ("MSI"), a Delaware corporation, with MSI surviving (such merger, the "Merger") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 16, 2004, by and among, MSI, Mergersub and the Company in the form attached hereto as EXHIBIT 99.1 (which is hereby incorporated by reference). As a result of the Merger: (i) shares of common stock, series A redeemable preferred stock and/or series B convertible preferred stock of MSI were exchanged for the right to receive shares of Common Stock of the Company, and (ii) shares of series C redeemable preferred stock of MSI were exchanged for the right to receive shares of series A preferred stock, par value $0.001 per share, of the Company (the "Series A Preferred Stock").

      By virtue of their ownership of capital stock of MSI as of immediately prior to the Merger, each of TVII, Raptor and Altar Rock received, as a result of the Merger, shares of Common Stock and shares of Series A Preferred Stock in exchange for their shares of MSI capital stock.

      Each of Great Hill Equity Partners Limited Partnership, Great Hill Investors, LLC, J.P. Morgan Direct Venture Capital Institutional Investors, LLC, J.P. Morgan Direct Venture Capital Private Investors, LLC, and 522 Fifth Avenue Fund, L.P. (each, an "Other Series A Stockholder" and together with TVII, Raptor and Altar Rock, the "Series A Stockholders"), along with certain other stockholders of MSI, received, as a result of the Merger, the right to receive shares of Series A Preferred Stock in exchange for their shares of series C redeemable preferred stock of MSI.

      As of the date hereof, each share of Series A Preferred Stock was immediately convertible, at the option of the holder thereof, into twenty (20) shares of Common Stock. The

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 11 of Pages 21
-------------------------                           ----------------------------

holders of shares of Series A Preferred Stock, voting separately as a single class, have the right to elect three (3) directors to the Board of Directors of the Company.

      Pursuant to a voting agreement (the "Voting Agreement"), dated August 18, 2004, by and among each of the Series A Stockholders in the form attached hereto as Exhibit 99.2 (which is hereby incorporated by reference), each of the Series A Stockholders has agreed to vote all of its shares of Series A Preferred Stock in favor of individuals nominated for election as directors of the Company by certain Series A Stockholders (including, without limitation, one (1) individual nominated from time to time by TVII).

      The Reporting Persons, the Other Series A Stockholders and persons deemed to beneficially own Shares held, or otherwise beneficially owned, by the Other Series A Stockholders may be deemed to constitute a group for purposes of
Section 13(d) or Section 13(g) of the Act (the "Group"). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of
Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

      The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

      Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As described in Item 2 above and Items 4 and 5 below, each of TVII, Raptor and Altar Rock received, as a result of the Merger, shares of Common Stock and Series A Preferred Stock of the Company in exchange for all of their shares of capital stock of MSI.

ITEM 4.     PURPOSE OF TRANSACTIONS.

      As described in Item 2 above, on August 18, 2004, Mergersub merged with and into MSI, with MSI surviving, pursuant to the Merger Agreement. As a result of the Merger: (i) each share of common stock, series A redeemable preferred stock and series B convertible preferred stock of MSI was exchanged for the right to receive 0.3089, 200, and 27.789 shares of Common Stock of the Company, respectively, and (ii) each share of series C redeemable preferred stock of MSI was exchanged for the right to receive 111.6042 shares of Series A Preferred Stock of the Company. As of the date hereof, each share of Series A Preferred Stock was immediately convertible, at the option of the holder thereof, into twenty (20) shares of Common Stock.

      The holders of shares of Series A Preferred Stock, voting separately as a single class, have the right to elect three (3) directors to the Board of Directors of the Company. In connection with the Merger, the size of the Board of Directors of the Company was increased to

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 12 of Pages 21
-------------------------                           ----------------------------

seven (7), Dr. Jay Yogeshwar resigned from the Board of Directors and two (2) of the vacancies created by such increase and resignation were filled by the Board of Directors of the Company with two (2) individuals nominated by certain Series A Stockholders.

      Pursuant to the Voting Agreement, each of the Series A Stockholders has agreed to vote all of its shares of Series A Preferred Stock in favor of: (i) one (1) individual nominated, from time to time, for election as a director of the Company by Great Hill Equity Partners Limited Partnership, (ii) one (1) individual nominated, from time to time, for election as a director of the Company by J.P. Morgan Direct Venture Capital Institutional Investors, LLC, and
(iii) one (1) individual nominated, from time to time, for election as a director of the Company by TVII. No proxies were given to effect the provisions of the Voting Agreement.

      Effective as of August 18, 2004, Mr. Michael Knaisch has resigned as Chief Executive Officer of the Company and Mr. Thomas P. Sweeney III has been appointed as Mr. Michael Knaisch's replacement.

      In connection with the Merger, a certificate of designations (the "Certificate of Designations") setting forth the terms of the Series A Preferred Stock was filed on August 18, 2004 with the Secretary of State of Nevada in the form attached hereto as Exhibit 99.3 (which is hereby incorporated by reference herein). In addition, the Merger Agreement provides that the Corporation shall take all necessary actions to increase the number of shares of Common Stock authorized under its certificate of incorporation so that the Company can reserve the number of shares of Common Stock issuable upon conversion of its Series A Preferred Stock.

      The information provided in Item 6 below under the heading "Lock-Up and Voting Agreements" is hereby incorporated by reference herein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

      As a result of the Merger, TVII received 6,081,629 shares of Common Stock and 903,994 shares of Series A Preferred Stock (convertible into 18,079,880 shares of Common Stock), Raptor received 671,006 shares of Common Stock and 99,741 shares of Series A Preferred Stock (convertible into 1,994,820 shares of Common Stock) and Altar Rock received 4,731 shares of Common Stock and 670 shares of Series A Preferred Stock (convertible into 13,400 shares of Common Stock). Assuming conversion by each of TVII, Raptor and Altar Rock of their shares of Series A Preferred Stock, TVII, Raptor and Altar Rock hold approximately 19.4%, 2.1% and 0.0% of the Common Stock, respectively.

      As a result of the Merger and based solely on information provided to the Reporting Persons by the Other Series A Stockholders, the Other Series A Stockholders received 31,715,189 shares of Common Stock and 1,445,944 shares of Series A Preferred Stock (convertible into 28,918,880 shares of Common Stock). Assuming conversion of the Series A Preferred Stock by each of TVII, Raptor, Altar Rock and the Other Series A Stockholders, the Other Series A Stockholders hold approximately 39.4% of the Common Stock.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 13 of Pages 21
-------------------------                           ----------------------------

      Based in part on information provided to the Reporting Persons by the Other Series A Stockholders, as a result of the transactions and events described in Item 2 above, the Reporting Persons may be deemed to be members of the Group. Collectively, the Reporting Persons and the Other Series A Stockholders hold 38,473,200 shares of Common Stock and 2,450,382 shares of Series A Preferred Stock (convertible into 49,007,640 shares of Common Stock) which represent 56.9% of the Common Stock (assuming conversion of the Series A Preferred Stock by TVII, Raptor, Altar Rock and the Other Series A Stockholders). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement on
Schedule 13D.

      The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

      Because TIC is sole general partner of Altar Rock and provides investment advisory services to TVII, Raptor and Altar Rock, TIC may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock owned by each such Reporting Person. Because TVG LP is the general partner of TVII, TVG LP may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock owned by such Reporting Person. Because TVG LLC is the general partner of TVG LP, TVG LLC may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock deemed beneficially owned by such Reporting Person. Because Jones is the controlling shareholder of TIC and the indirect principal equity owner of TVG LLC, Jones may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock deemed beneficially owned by each such Reporting Person.

      Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

      The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

      Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth under Item 5 above and the Exhibits attached hereto are incorporated herein by reference.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 14 of Pages 21
-------------------------                           ----------------------------

      REGISTRATION RIGHTS AGREEMENT:

      Each of the Series A Stockholders entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of August 18, 2004, with the Company in the form attached hereto as EXHIBIT 99.4 (which is hereby incorporated by reference herein), pursuant to which the Series A Stockholders have the following registration rights in respect of the Common Stock:

              o Subject to certain limitations as set forth in the Registration Rights Agreement, the holders of a majority of the then-outstanding (A) (i) shares of Common Stock and (ii) shares of Common Stock issued or issuable upon the conversion of the shares of Series A Preferred Stock, issued to the Series A Stockholders pursuant to the Merger Agreement, and (b) any stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of Series A Preferred Stock or Common Stock referred to in clause (A) (collectively, the "Registrable Securities"), may demand, up to two (2) times, that the Company register their Common Stock on Form S-1;

              o Whenever the Company is eligible to register its securities under the Securities Act of 1933, as amended (the "Securities Act") on Form S-3 (but subject to certain limitation as set forth in the Registration Rights Agreement), the holders of at least twenty percent (20%) of the then-outstanding Registrable Securities may demand that the Company register their Common Stock on Form S-3; and

              o Subject to certain limitations as set forth in the Registration Rights Agreement, the Series A Stockholders have unlimited "piggyback" registrations rights under which they will have the right to request that the Company register their shares of Common Stock whenever the Company registers its securities under the Securities Act of 1933, as amended.

      LOCK-UP AND VOTING AGREEMENTS:

      The Series A Stockholders and the Company entered into a Lock-up and Voting Agreement, dated as of August 18, 2004, in the form of EXHIBIT 99.5 (which is hereby incorporated by reference herein). Pursuant to such agreement, the Series A Stockholders are generally prohibited from selling or otherwise transferring their shares of Common Stock and/or Series A Preferred Stock issued in the Merger until February 18, 2006; provided that such sale or transfer by a Series A Stockholder is permitted to: (i) any person to which such Series A Stockholder shall sell, assign or transfer all or substantially all of its assets; (ii) any affiliate of such Series A Stockholder, (iii) any member, partner or stockholder of such Series A Stockholder; provided, however, that no such transfer of shares of Series A Preferred Stock shall be permitted pursuant to this clause (iii), (iv) any other Series A Stockholder, (v) in connection with any sale of all or substantially all of the Company's assets, any sale or transfer of at least a majority of the Company's outstanding voting securities (as of immediately prior to such transfer) or any merger or consolidation in which the Company is not the surviving entity or any other transaction (or series of related transactions) following which the holders of the Company's outstanding capital stock prior to such transaction(s) do not own a majority of the outstanding capital stock of the Company (or any successor entity) immediately after such transaction, or (vi)

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 15 of Pages 21
-------------------------                           ----------------------------

in connection with its exercise of any "piggy-back" or similar registration rights. Pursuant to such agreement, each of the Series A Stockholders agreed to vote all of its shares of Common Stock and/or Series A Preferred Stock issued in the Merger in favor of the resolutions hereafter proposed by the Board of Directors of the Company and submitted to a vote of the stockholders of the Company within ninety (90) days following August 18, 2004, the purpose of which are to cause the number of authorized but unissued shares of Common Stock to be increased so as to be sufficient to issue the maximum number of such shares issuable upon the conversion of the Series A Preferred Stock into Common Stock pursuant to the terms of the Company's Certificate of Designations.

      In addition, the Series A Stockholders, the Company, Thomas P. Sweeney III and Equity Pier LLC entered into a Lock-Up and Voting Agreement, dated as of August 18, 2004, in the form of EXHIBIT 99.6 (which is hereby incorporated by reference herein). Pursuant to such agreement, each of Thomas P. Sweeney III and Equity Pier LLC are generally prohibited from selling or otherwise transferring their shares of Common Stock and/or Series A Preferred Stock until the earliest date on which the Series A Stockholders and/or their permitted transferees receive aggregate proceeds (whether in cash or otherwise) of at least $31,500,000 from the disposition of the shares of Series A Preferred Stock and/or Common Stock (whether underlying the Series A Preferred Stock or otherwise) acquired pursuant to the Merger Agreement; provided however that a transfer to (i) any person to which such restricted party shall sell, assign or transfer all or substantially all of its assets; or (ii) any affiliate of such restricted party, is permitted. Pursuant to such agreement, each of Thomas P. Sweeney III and Equity Pier LLC agreed to vote all of his or its shares of Common Stock and/or Series A Preferred Stock in favor of the resolutions hereafter proposed by the Board of Directors of the Company and submitted to a vote of the stockholders of the Company within ninety (90) days following August 18, 2004, the purpose of which are to cause the number of authorized but unissued shares of Common Stock to be increased so as to be sufficient to issue the maximum number of such shares issuable upon the conversion of the Series A Preferred Stock into Common Stock pursuant to the terms of the Company's Certificate of Designations.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits to this statement on
Schedule 13D:

      Exhibit 99.1. Agreement and Plan of Merger, dated as of August 16, 2004, by and between the Company, MSI and Mergersub

      Exhibit 99.2. Voting Agreement, dated as of August 18, 2004, by and between the Series A Stockholders

      Exhibit 99.3. Certificate of Designations, filed with the Secretary of State of Nevada by the Company on August 18, 2004

      Exhibit 99.4. Registration Rights Agreement, dated as of August 18, 2004, by and among the Series A Stockholders and the Company.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 16 of Pages 21
-------------------------                           ----------------------------

      Exhibit 99.5. Lock-up and Voting Agreement, dated as of August 18, 2004, by and among the Series A Stockholders and the Company.

      Exhibit 99.6. Lock-up and Voting Agreement, dated as of August 18, 2004, by and among the Series A Stockholders, Thomas P. Sweeney III, Equity Pier LLC and the Company.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 17 of Pages 21
-------------------------                           ----------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                          TUDOR INVESTMENT CORPORATION


                                          By:  \s\ Stephen N. Waldman
                                              -------------------------------
                                              Stephen N. Waldman
                                              Managing Director



                                          \s\ Paul Tudor Jones, II
                                          -----------------------------------
                                          Paul Tudor Jones, II

                                          TUDOR VENTURES II L.P.
                                          By:  Tudor Ventures Group L.P.,
                                                its general partner
                                                By:  Tudor Ventures Group LLC,
                                                     its general partner


                                          By:  \s\ Stephen N. Waldman
                                              -------------------------------
                                              Stephen N. Waldman
                                              Managing Director

                                          TUDOR VENTURES GROUP L.P.
                                          By:  Tudor Ventures Group LLC,
                                                its general partner


                                          By:  \s\ Stephen N. Waldman
                                              -------------------------------
                                              Stephen N. Waldman
                                              Managing Director

                                          TUDOR VENTURES GROUP LLC


                                          By:  \s\ Stephen N. Waldman
                                              -------------------------------
                                              Stephen N. Waldman
                                              Managing Director

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 18 of Pages 21
-------------------------                           ----------------------------

                                          THE RAPTOR GLOBAL PORTFOLIO LTD.
                                          By:  Tudor Investment Corporation,
                                                its investment adviser


                                          By:  \s\ Stephen N. Waldman
                                              -------------------------------
                                              Stephen N. Waldman
                                              Managing Director

                                          THE ALTAR ROCK FUND L.P.
                                          By:  Tudor Investment Corporation,
                                                its general partner


                                          By:  \s\ Stephen N. Waldman
                                              -------------------------------
                                              Stephen N. Waldman
                                              Managing Director

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 19 of Pages 21
-------------------------                           ----------------------------

                                                                      Schedule I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.    Tudor Investment Corporation

            The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this
Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of Series A Preferred Stock.

                              Principal Occupation/
Name                          Business Address
----                          ----------------

Paul Tudor Jones, II*         Chairman of the Board, Chief Executive
                              Officer of TIC.

Mark F. Dalton                Director and President of TIC.

John G. Macfarlane, III       Director, Chief Operating Officer and
                              Managing Director of TIC.

James J. Pallotta             Director and Managing Director of TIC.
                              Principal business address at Tudor Investment
                              Corporation, 50 Rowes Wharf, 6th Floor, Boston,
                              MA 02110.

Andrew S. Paul                Director, Managing Director, General Counsel
                              and Corporate Secretary of TIC.

Robert P. Forlenza            Director and Managing Director of TIC.
                              Principal business address at Tudor Investment
                              Corporation, 50 Rowes Wharf, 6th Floor, Boston,
                              MA 02110.

John R. Torell                Director, Managing Director and Chief
                              Financial Officer of TIC.

--------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock and Series A Preferred Stock.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 20 of Pages 21
-------------------------                           ----------------------------

Mark Withy                    Director of TIC; Managing Director of Tudor
                              Capital (U.K.), L.P., an affiliate of TIC located at The Great Burgh, Epsom, Surrey
                              KT17 5XT, England.

                              Mr. Withy is a citizen of New Zealand.

Mark Nicholson                Director of TIC; Managing Director of Tudor
                              Proprietary Trading, L.L.C., an affiliate of TIC located at The Great Burgh, Epsom,
                              Surrey KT17 5XT, England.

                              Mr. Nicholson is a citizen of Australia.

Richard L. Fisher             Director of TIC.  Mr. Fisher is Managing
                              Director of Investments and Acquisitions and a Managing Director of Dunavant Enterprises,
                              Inc., 3797 Getwell Road, Memphis, TN  38118.

II.   Tudor Ventures Group LLC

            The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this
Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of Series A Preferred Stock.

                              Principal Occupation/
Name                          Business Address
----                          ----------------

Mark F. Dalton                Director and President of TIC.

John G. Macfarlane, III       Director, Chief Operating Officer and
                              Managing Director of TIC.

Andrew S. Paul                Director, Managing Director, General Counsel
                              and Corporate Secretary of TIC.

John R. Torell                Director, Managing Director and Chief
                              Financial Officer of TIC.

Robert P. Forlenza            Director and Managing Director of TIC.
                              Principal business address at Tudor Investment
                              Corporation, 50 Rowes Wharf, 6th Floor, Boston,
                              MA 02110.

-------------------------                           ----------------------------
  CUSIP No. 359014107                 13D               Page 21 of Pages 21
-------------------------                           ----------------------------

Richard J. Ganong             Managing Director of TIC.  Principal business
                              address at Tudor Investment Corporation, 50
                              Rowes Wharf, 6th Floor, Boston, MA 02110.

Carmen J. Scarpa              Managing Director of TIC.  Principal business
                              address at Tudor Investment Corporation, 50
                              Rowes Wharf, 6th Floor, Boston, MA 02110.

III.  The Raptor Global Portfolio Ltd.

            The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock or Series A Preferred Stock.

                              Principal Occupation/
Name                          Business Address
----                          ----------------

InterCaribbean Services Ltd.  Director of Raptor and other non-U.S. investment funds. The principal place of business of Kaya Flamboyan 9, Curacao, Netherlands Antilles.

Bernard A. Loze
                              Director of Raptor; Chairman and Chief Executive Officer of Loze et Associe, 43, Avenue Marceau, Paris 75116, France, a consulting firm that provides financial and investment advice to international clients.

                              Mr. Loze is a citizen of France.

Arpad A. Busson               Director of Raptor; Chairman of EIM Group, 2,
                              Chemin de Chantavril, Nyon, Switzerland, an international consulting and money management firm.

                              Mr. Busson is a citizen of France.

Jean-Pierre Jacquemoud        Director of Raptor;  Attorney, Jacquemoud &
                              Stanislas, 2, rue Bellow, Geneva 1206,
                              Switzerland.

                              Mr. Jacquemoud is a citizen of Switzerland.